SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MARATHON PATENT GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

56585W104
(CUSIP Number)

December 9, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Lemak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 3,846
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 265,018 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,846
PERSON WITH	8	SHARED DISPOSITIVE POWER 265,018 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,864 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013)
12	TYPE OF REPORTING PERSON* IN

(1)           Includes 214,877 shares of common stock held by Sandor Capital Master Fund (“Sandor Capital”), 2,404 shares of common stock underlying warrants with an exercise price of $7.80 per share held by Sandor Capital, 38,122 shares of common stock held by The John Lemak IRA and 9,615 shares of common stock held by The JSL Kids Partners  (“Trust”).  John Lemak is the general partner of Sandor Capital and holds voting and dispositive power over shares held by Sandor Capital.  Mr. Lemak is the trustee of the Trust and holds voting and dispositive power over shares held by the Trust.

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sandor Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 217,281 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 217,281 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,281
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.07% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013)
12	TYPE OF REPORTING PERSON* PN

(1) Includes 214,877 shares of common stock held and 2,404 shares of common stock underlying warrants with an exercise price of $7.80 per share.

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Lemak IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 38,122
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 38,122
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,122
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.71% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 030101109

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JSL Kids Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 9,615
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 9,615
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,615
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.18% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013)
12	TYPE OF REPORTING PERSON* OO

Item 1(a).                 Name of Issuer:

Marathon Patent Group, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

2331 Mill Road, Suite 100, Alexandria, VA 22314

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of John Lemak, Sandor Capital Master Fund, LP (“Sandor Capital”), The John Lemak IRA and The JSL Kids Partners  (“Trust”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

2828 Routh Street, Ste. 500, Dallas, Texas 75201-1438

Item 2(c).                 Citizenship.

United States/Texas

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                 CUSIP Number.

030101109

Item 3.                      Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned:  268,864 (1).

(b) Percent of class: 5.03% (based on 5,339,593 shares of common stock outstanding as of November 13, 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,846.

(ii) Shared power to vote or to direct the vote: 265,018 (1).

(iii) Sole power to dispose or to direct the disposition of: 3,846.

(iv) Shared power to dispose or to direct the disposition of: 265,018 (1).

(1)
Includes 214,877 shares of common stock held by Sandor Capital Master Fund (“Sandor Capital”), 2,404 shares of common stock underlying warrants with an exercise price of $7.80 per share held by Sandor Capital, 38,122 shares of common stock held by The John Lemak IRA and 9,615 shares of common stock held by The JSL Kids Partners  (“Trust”).  John Lemak is general partner of Sandor Capital and holds voting and dispositive power over shares held by Sandor Capital.  Mr. Lemak is the trustee of the Trust and holds voting and dispositive power over shares held by the Trust.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2013	By:	/s/ John Lemak
John Lemak

Sandor Capital Master Fund, LP
Date: December 10, 2013	By:	/s/ John Lemak
John Lemak
The John Lemak IRA
Date: December 10, 2013	By:	/s/ John Lemak
John Lemak
The JSL Kids Partners
Date: December 10, 2013	By:	/s/ John Lemak
John Lemak